New York Life Insurance Company
51 Madison Avenue
New York, NY 10010
(212) 576-5522
E-Mail: charles_f_furtado@newyork~~lif~~e.com
Charles F. Furtado, Jr.
Associate General Counsel

March 14, 2018

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Variable Universal Life Separate Account – I

Post-Effective Amendment to Form N-6 Registration Statement on Form N-6 (File

Nos. 333-190312 and 811-07798) (the “Registration Statement”)

Dear Mr. Buda:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received orally on February 20, 2018, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC to revise the prospectus for the New York Life Variable Universal Life Accumulator Plus policy (the “Policy”) pursuant to Rule 485(a)(1) under the Securities Act on February 1, 2018 (the “Accumulator Plus Amendment”). For your convenience, each of those comments is set forth below, followed by our response to the comment.

PROSPECTUS

Summary of Benefits and Risks

1.	Staff Comment:

In the introduction to the Summary of Benefits and Risks, please refer investors to the Glossary for the definition of any defined terms or acronyms.

Response: The Registrant has added a sentence to the end of the first paragraph of the section on Summary of Benefits and Risks, stating that, “Capitalized terms used in this prospectus have the same meaning as in the section on “Definitions” below.”

2	Staff Comment:

In the second paragraph under the caption Change the Amount of Coverage, please clarify that the new Surrender Charge Period applies only with respect to the amount of increase in the Face Amount.

Response: The Registrant has revised the sixth sentence of the sub-section on “Summary of Benefits and Risks—Benefits—Change the Amount of Coverage” to clarify that the Surrender Charge Period applies only with respect to the amount of increase in the Face Amount. That sentence now reads: “Increases in the Face Amount will also result in a new surrender charge period and additional cost of insurance and per Thousand Face Amount charges applicable to that increase, ~~and~~ as well as a new seven-year testing period for modified endowment contract status.” (Empahsis added.)

3.	Staff Comment:

In the final sentence under the caption A Highly-Rated Company, please state that NYLIAC’s obligations under the policy are subject to its claims-paying ability and financial strength.

Response: The Registrant has added “and financial strength” after “claims-paying ability” in the last sentence of the sub-section on “Summary of Benefits and Risks—Benefits—A Highly-Rated Company.”

Table of Fees and Expenses

4.	Staff Comment:

In many instances, the line items for Guaranteed Maximum charges and Current charges run together. For clarity, please revise to ensure that Guaranteed Maximum charges and Current charges are shown on separate lines.

Response: The Registrant will ensure that the Guaranteed Maximum charges and Current charges listed on the Table of Fees and Expenses are shown on separate lines.

Transaction Fees

5.	Staff Comment:

Please supplementally explain the calculation of the Guaranteed Maximum Surrender Charge (i.e., $47.00 per $1000 of Face Amount). Additionally, please clarify Footnote 4 by providing the assumptions made in calculating the Guaranteed Maximum.

Response: The Registrant submits that the Guaranteed Maximum Surrender Charge listed is based upon an insured whose characteristics (i.e., Female, Age 80, Standard Rating, and a $250,000 Face Amount) make the Guaranteed Maximum Surrender Charge the highest that any insured could pay. The Registrant has revised Footnote 4 to make explicit the assumptions used in calculating the Guaranteed Maximum Surrender Charge.

6.	Staff Comment:

In the line item for Surrender Charge After Face Amount Increase, please clarify in the third column that a new Surrender Charge Period for the amount of the increase in Face Amount begins on the effective date of the increase.

Response: The Registrant has revised the third column of the listing for Surrender Charge After Face Amount Increase to clarify that the Surrender Charge Period for any increase in Face Amount begins on the effective date of that increase.

7	Staff Comment:

For Partial Surrender Fee, the parenthetical explanation regarding a Face Amount decrease due to a partial surrender suggests that the Surrender Charge only applies if there is a Face Amount decrease. Please clarify that the Surrender Charge applies for all partial surrenders, if true.

Response: The Registrant has removed the parenthetical explanation relating to the Partial Surrender Fee. The Partial Surrender Fee is applicable to all partial surrenders, and not only those resulting from a Face Amount decrease. The Registrant also notes, however, that as indicated in the fee table, NYLIAC currently does not charge a Partial Surrender Fee. Finally, the Registrant notes that it has added additional disclosure as requested in Staff Comment #23 to the subsection on “Charges Associated with the Policy—Transaction Charges—Partial Surrender Fee” to clarify that NYLIAC does not currently charge a partial surrender fee.

Periodic Charges Other Than Funds’ Operating Expenses

8.	Staff Comment:

For each charge that depends on an individual contract owner’s characteristics, please provide a line item indicating the charge for a “Representative Insured.” The staff notes that the fee table does not use the term Representative Insured in the line items for Monthly Cost of Insurance Charge or Monthly Per Thousand of Face Amount Charge, but uses the term later in the fee table. Please provide the description of the Representative Insured at the beginning of the fee table and use it consistently.

Response: The Registrant has revised the line items for Cost of Insurance Charge and Per Thousand of Face Amount Charges to contain a consistent reference to “Representative Insured.”

9.	Staff Comment:

Please disclose the Flat Extra charge discussed in Footnote 3 in the fee table

Response: The Registrant revised Footnote 3 to add a cross-reference to: (1) a new definition of “Flat Extras”; and (2) additional explanatory disclosure on Flat Extras that has been added to the sections on “Definitions” and the sub-section on “Charges Associated with the Policy—Deductions from Cash Value—Charge for Cost of Insurance Protection”, respectively”

Funds’ Annual Operating Expenses

10.	Staff Comment:

Please update the information in the Funds’ Annual Operating Expenses table to reflect expenses as of December 31, 2017.

Response: The Registrant will update the Fund’s Annual Operating Expense table to reflect expenses as of December 31, 2017. Because the Registrant has not yet received the Annual Operating Expenses from all Funds offered with the policy, it has not updated the table in its submission.

11.	Staff Comment:

Please revise the last sentence of Footnote 1 to state, “We have not verified the accuracy of this information provided by Funds that are not affiliated with us.”

Response: In line with the Staff’s direction, the Registrant has revised the last sentence of Footnote 1 to state, “We have not verified the accuracy of this information provided by Funds that are not affiliated with us.”

Definitions

12.	Staff Comment:

In the definition of Monthly INLG Premium, the disclosure contains the capitalized term INLG Premium Test. Please provide a definition for the INLG Premium Test in the Definitions section. Additionally, provide a cross-reference to where a contract owner can find additional information.

Response: The Registrant has added a definition of INLG Premium Test to the section on “Definitions.” That definition contains a cross-reference to the subsection on “Termination and Reinstatement—No-Lapse Guarantees—Rider-Based No-Lapse Guarantees.”

13.	Staff Comment:

In the definition of Monthly INLG Premium, the disclosure uses the capitalized term INLG Monthly Premium. Please reorder the words in order to track the language of the defined term.

Response: In the definition of Monthly INLG Premium, the Registrant has revised the reference to “INLG Monthly Premium” to track the defined term “Monthly INLG Premium.”

Funds and Eligible Portfolios

14.	Staff Comment:

Please provide a conspicuous statement regarding how to obtain a prospectus containing more complete information on each underlying fund. See Form N-6, Item 4(d).

Response: The Registrant has added a conspicuous statement regarding how to obtain a prospectus containing more complete information on each underlying fund to the subsection on “Management and Organization—Funds and Eligible Portfolios.” The statement is located at the end of the seventh paragraph of the subsection, directly before the Fund table.

15.	Staff Comment:

Please revise Footnote *** to the Fund table in the subsection on “Management and Organization—Funds and Eligible Portfolios” to reflect the actual effective date of the Share Class Replacement from BlackRock® Global Allocation V.I. Fund—Class III to BlackRock® Global Allocation V.I. Fund—Class I.

Response: The Registrant has revised Footnote *** to the Fund table in the subsection on “Management and Organization—Funds and Eligible Portfolios” to replace “As the date hereof,” with “Effective May 1, 2018.”

16.	Staff Comment:

Please supplementally disclose whether the Registrant has, or intends to, inform policyholders of the Share Class Replacement from BlackRock® Global Allocation V.I. Fund—Class III to BlackRock® Global Allocation V.I. Fund—Class I.

Response: The Registrant will inform policyholders of the Share Class Replacement by means of the Policy prospectus that will be effective on May 1, 2018. Additionally, as noted in Footnote *** to the Fund table, policyholders affected by the substitution will receive a written confirmation of the Share Class Replacement after it occurs.

Additions, Deletions, or Substitutions of Investments

17.	Staff Comment:

Much of the disclosure in this section is repetitive of the disclosure in the section entitled “Our Rights” on page 19 of the prospectus. Please consolidate the disclosure in these two sections to avoid investor confusion.

Response: The Registrant has deleted the subsection on “Management and Organization—Funds and Eligible Portfolios—Additions, Deletions or Substitutions of Investments” and consolidated its non-duplicative content into the subsection on “Management and Organization—Our Rights.”

Changes to Asset Allocation Models

18.	Staff Comment:

Please revise the final sentence of the second paragraph to state, “We will notify you in writing of any such events and seek your instructions on how you want your policy Cash Value or premiums reallocated.”

Response: The Registrant has revised the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models” in line with the Staff’s comment.

19.	Staff Comment:

In the second sentence of the fifth paragraph of the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models”, replace the reference to “previously offered Asset Allocation Models” with “Former Asset Allocation Models.”

Response: The Registrant has revised the second sentence of the fifth paragraph of the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models” in line with the Staff’s comment.

20.	Staff Comment:

In the disclosure regarding changes to or termination of the Asset Allocation Models, the prospectus currently states, “We will not reallocate your policy’s Cash Value, or change your premium allocation instructions, in response to these changes.” The prospectus also states, “We reserve the right to terminate or change the Asset Allocation Model program at any time.” Please reconcile these two sentences.

Response: The Registrant has revised the disclosure in the sixth paragraph of the subsection on “Management and Organization—Asset Allocation Models—Changes to Asset Allocation Models” to reconcile the two sentences cited by the Staff.

Voting

21.	Staff Comment:

Please add disclosure stating that Fund shares owned by NYLIAC and its affiliates in their own names will also be proportionately voted.

Response: The Registrant has added disclosure stating that Fund shares owned by NYLIAC and its affiliates in their own names will be proportionately voted.

22.	Staff Comment:

Please further explain or clarify the final sentence of the fourth paragraph regarding the use of instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

Response: The Registrant removed the final sentence of the fourth paragraph regarding abstention from voting.

Partial Surrender Fee

23.	Staff Comment:

Under the heading for Partial Surrender Fee, please state that NYLIAC does not currently charge a partial surrender fee.

Response: The Registrant has revised the subsection on “Charges Associated with the Policy—Transaction Charges—Partial Surrender Fee” in line with the Staff’s comment.

Investment Divisions, the Fixed Account and DCA Accounts

24.	Staff Comment:

Please clarify whether allocations to one of the five Asset Allocation Models are counted in the maximum of 21 investment options and, if so, how they are counted.

Response: The Registrant has revised the first paragraph of the subsection on “Description of the Policy—Investment Divisions, the Fixed Account and DCA Plus Account” to note that “…each investment division within the Asset Allocation Model selected will be counted toward the maximum of 21 permitted Investment Options.”

Transfers Among Investment Divisions, the Fixed Account and the DCA Accounts

25.	Staff Comment:

In the Maximum Transfer paragraph, please confirm whether the example takes into account the Guaranteed Minimum Interest Rate earned on amounts in the Fixed Account and, if so, whether the [sic] an initial balance of $50,000 will take eight years or nine years to transfer to the Investment Divisions.

Response: The Registrant confirms that Guaranteed Minimum Interest Rate earned on amounts in the Fixed Account has been taken into account in the example in the subsection on “Description of the Policy—Investment Divisions, the Fixed Account and DCA Plus Account—Transfers Among Investment Divisions, the Fixed Account and the DCA Plus Account.” The Registrant confirms further that an initial balance of $50,000 will take eight years to transfer to the Investment Divisions.

26.	Staff Comment:

Please clarify whether the Minimum Remaining Value provision applies regardless of whether a contract owner has already hit the Maximum Transfer amount. For example, if a contract owner has $5,400 in the

Fixed Account and transfers the Maximum Transfer amount of $5,000 to the Investment Divisions, will NYLIAC also transfer the remaining $400 from the Fixed Account?

Response: The Registrant has revised the entry on “Minimum Remaining Value” in the subsection on “Description of the Policy—Investment Divisions, the Fixed Account and DCA Plus Account—Transfers Among Investment Divisions, the Fixed Account and the DCA Plus Account” to clarify that the rules on Minimum Remaining Value will apply even where a contract owner has reached the Maximum Transfer amount.

Additional Benefits Through Riders and Options

27.	Staff Comment:

In the penultimate sentence of the first paragraph, please provide a cross-reference to where an investor can find additional information about which riders are available in their state.

Response: The Registrant has revised the first paragraph of the subsection on “Description of the Policy—Additional Benefits Through Riders and Options” to note that a list of Riders, if any, that are not available in a given State can be found in the section on “State Variations.”

Guaranteed Minimum Accumulation Benefit Rider

28.	Staff Comment:

In the section describing the GMAB Rider, please specifically state that this rider must be elected at policy issue.

Response: The Registrant has revised the first paragraph of the subsection on “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider—Rider Eligibility and Investment Restrictions” to note that the GMAB Rider must be elected at issue.

29.	Staff Comment:

Please revise the first sentence following the list of GMAB Allocation Alternatives to clarify that, if Cash Value is allocated to a non-GMAB Allocation alternative, termination of the rider will only occur if the contract owner fails to modify the election after notice from NYLIAC.

Response: The Registrant has revised the first two sentences of the second paragraph of the subsection on “Description of the Policy—Additional Benefits Through Riders and Options—Guaranteed Minimum Accumulation Benefit Rider—Rider Eligibility and Investment Restrictions” to clarify that if policy Cash value is allocated to any Investment Option other than a GMAB Allocation Alternative, the allocation will first be pended, with the policyowner being given the opportunity to cancel or modify that allocation. The subsection provides that the GMAB will only be terminated if the policyowner does not allocate policy Cash Value to a GMAB Allocation Alternative after such notification.

Premiums

30.	Staff Comment:

Please disclose the contract’s underwriting requirements. If NYLIAC’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if NYLIAC used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals when that method of underwriting is used. See Instruction 2 to Item 5(a).

Response: The Registrant respectfully informs the Staff that the policy is only offered through full medical underwriting. It has disclosed the policy’s underwriting requirements in “Description of the Policy—How the Policy is Available.” As the policy does not use simplified underwriting or other underwriting methods, the Registrant does not believe the disclosure required by Instruction 2 to Item 5(a) of Form N-6 is necessary.

Changing Your Life Insurance Benefit Option

31.	Staff Comment:

Please state whether NYLIAC may require any additional evidence of insurability at the time a contract owner changes his or her Life Insurance Benefit option.

Response: The Registrant has revised the subsection on “Policy Payment Information—Changing Your Life Insurance Benefit Option” to state that no evidence of insurability will be required if a contract owner changes his or her Life Insurance Benefit Option.

Financial Statements

32.	Staff Comment:

Please provide updated financial statements for the period ended December 31, 2017.

Response: The Registrant will provide updated financial statements for the period ended December 31, 2017 in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) to consolidate the changes contained in the Accumulator Plus Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein.

Statement of Additional Information

33.	Staff Comment:

Please ensure that the Registrant files a Statement of Additional Information with all post-effective amendments to the Registration Statement on a going-forward basis.

Response: The Registrant acknowledges that it will file a Statement of Additional Information with all post-effective amendments to the Registration Statement on a going-forward basis.

Item 33. Fee Representation

36.	Staff Comment:

Please add “in the aggregate” immediately following “New York Life Variable Universal Life Accumulator Plus Policy.”

Response: The Registrant acknowledges that it will add “in the aggregate” immediately following “New York Life Variable Universal Life Accumulator Plus Policy.”

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We appreciate your review of our responses to your comments received orally on February 20, 2018. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) that consolidates the changes contained in the Accumulator Plus Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein.

If you have any comments or questions, please feel free to contact me at (212) 576-5522 or Chip Lunde at (202) 965-8139.

Sincerely,

/s/ Charles F. Furtado, Jr.
Charles F. Furtado, Jr.
Associate General Counsel